FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 14th, 2003

SUPER-SOL LTD.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference, as filed with the Israel Securities Authority, Israel Companies Registrar and Tel-Aviv Stock Exchange, are:

•	the Registrant's Immediate Report, dated April 13th, 2003, in respect of the change of office of a senior officer.

•	the Registrant's Immediate Report, dated April 13th, 2003, in respect of a motion to approve a class action, inter alia against the Registrant.

•	the Registrant's Immediate Report, dated April 14th, 2003, in respect of the resignation of a senior officer.

April 13, 2003

Companies Registrar P.O. Box 767 Jerusalem 91007 (Registered Mail)	Securities Authority P.O. Box 7450 Jerusalerm 91073 (Registered Mail+ Fax)	Tel Aviv Stock Exchange 54 Echad Ha'am Street Tel-Aviv (Registered Mail+ Fax)

Dear Sir, Madam,

Re: Notice regarding change of office – senior officer

Registration Number at the Companies Registrar: 52-002273-2

Further to an immediate report dated March 10, 2002, attached hereto, and to a resolution by the Board of Directors of Super-Sol dated April 10, 2003, please advise that as of April 10, 2003, Mr. Eli Aharoni’s office in Super-Sol Ltd. has been changed, and he shall serve as Vice President of Operations.

/S/ Linda Shafir —————————— Linda Shafir, Adv. General Counsel And Company Secretary

April 13, 2003

Companies Registrar P.O. Box 767 Jerusalem 91007 (Registered Mail)	Securities Authority P.O. Box 7450 Jerusalerm 91073 (Registered Mail+ Fax)	Tel Aviv Stock Exchange 54 Echad Ha'am Street Tel-Aviv (Registered Mail+ Fax)

Dear Sir, Madam,

Re: Immediate Report

Registration Number at the Companies Registrar: 52-002273-2

Please be advised that on April 9th 2003, Super-Sol Ltd. (“Super-Sol”) was served with a copy of a motion to approve a class action against Super-Sol, Blue Square – Israel Ltd., Half Price Ltd. And Club Market Ltd., pursuant to section 35A of the Consumer Protection Law, 5741-1981, in respect of the weighing of bulk goods.
After preliminary inspection of the class action suit, Super-Sol believes that it is groundless in respect of Super-Sol.

/S/ Linda Shafir —————————— Linda Shafir, Adv. General Counsel And Company Secretary

April 14, 2003

Companies Registrar P.O. Box 767 Jerusalem 91007 (Registered Mail)	Securities Authority P.O. Box 7450 Jerusalerm 91073 (Registered Mail+ Fax)	Tel Aviv Stock Exchange 54 Echad Ha'am Street Tel-Aviv (Registered Mail+ Fax)

Dear Sir, Madam,

Re: Immediate Report in respect of the resignation of a Senior Officer pursuant to section 34a
of the Securities Regulations, (Periodic and Interim Reports) 5730-1970.

Registration Number at the Companies Registrar: 52-002273-2

Information in respect of the resigning Senior Officer

1.	Name: Israel Einhorn

2.	ID: 50353408

3.	Vacated position: Executive Vice President - Marketing & Commerce

4.	Retirement date: July 14th, 2003

5.	Mr. Israel Einhorn has advised of his resignation from the Company.

6.	To the Company's best knowledge, the resignation is not under circumstances that need to be brought to the knowledge of the Company's Shareholders.

Yours Sincerely, /S/ Linda Shafir —————————— Linda Shafir, Adv. General Counsel And Company Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) By —————————— Linda Shafir, Adv.

Dated: April 14th, 2003